November 17, 2008	Phone: 808-682-7800
dnakamoto@hokucorp.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Angela Crane Julie Sherman

Re:	Hoku Scientific, Inc. Form 10-Q/A for the period ended September 30, 2008 Filed October 31, 2008 File No. 000-51458

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Darryl Nakamoto, dated November 6, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form 10-Q/A for the period ended September 30, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Form 10-Q/A for the period ended September 30, 2008

Financial Statements, page 3

Consolidated Statement of Operations, page 4

1.
Please provide us with a schedule of the components of the income statement line item titled “Interest and other income (loss)” for each of the periods presented. Revise future filings to disclose material amounts separately in the income statement or a note clearly indicating the nature of these items.

Company Response:

The following is the schedule of components of the income statement line item titled “Interest and other income (loss)” for each of the periods presented:

1288 Ala Moana Boulevard, Suite 220 · Honolulu, Hawai’i 96814 · Tel 808-682-7800 · Fax 808-440-0357 · www.hokucorp.com

United States Securities and Exchange Commission November 17, 2008 Page 2 of 3

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	(in thousands)
	2008	2007	2008	2007
Interest and other income (loss)
Interest Income	53	261	245	504

Unrealized loss on foreign currency forward contracts	(729)	-	(228)	-
Loss due to foreign currency exchange rates	(51)	-	(40)	-
Gain (loss) on sale of assets	40	(6)	59	(29)
Miscellaneous income (expense)	-	6	15	5
Total interest and other income (loss)	(687)	261	51	480

Note that in footnote 4, the Company disclosed the largest item, which was the aggregate losses related to its foreign currency and foreign currency exchange contracts of $780,000 and $268,000 for the three and six months ended September 30, 2008, respectively. In future filings, the Company will disclose material amounts, if appropriate, separately in the income statement or a note clearly indicating the nature of these items.

(1) Summary of Significant Accounting Policies and Practices, page 6

(f) Revenue Recognition, page 7

2.
We note you derive your revenue, in part, from the resale of PV system installation inventory. Please describe for us the terms of the resale arrangements you have with your customers. Also, clarify if you recognize revenue on a gross or net basis. Refer to the guidance in EITF 99-19 to support your accounting.

Company Response:

The Company derived revenue, in part, from the resale of PV system installation inventory through multiple sales under a resale agreement with one customer. Under this agreement, from time to time, we may sell excess inventory to the customer. Note that we purchase inventory solely based on our expected needs and forecast related to our PV system installations; we do not purchase inventory with the intent to resell.

Accordingly, the Company recognized revenue from the resale of PV system installation inventory on a gross basis. In accordance with EITF 99-19, the Company believes that the following were the key indicators which support this treatment:

1)	The Company was the primary obligor in the arrangement and was responsible for providing the product.

2)
The Company had title of the product before the product was ordered by the customer. Furthermore, the Company had neither the right to return unsold products to the supplier nor would the Company have received inventory price protection from the supplier.

United States Securities and Exchange Commission November 17, 2008 Page 3 of 3

3)	The Company had reasonable latitude to establish the price with the customer for the PV system installation inventory.

4)	The Company had physical loss inventory risk as it had title of the inventory and transferred the title to the customer upon shipment.

5)	The Company assumed the credit risk for the amount billed to the customer.

6)	The Company is not acting as an agent or broker on behalf of the customer and is not paid on a commission or fee basis.

* * * *

We believe the foregoing discussion is responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (808) 682-7800.

Very truly yours,
HOKU SCIENTIFIC, INC.

/s/ Darryl S. Nakamoto
Darryl S. Nakamoto
Chief Financial Officer

cc:	Scott Paul (Hoku Scientific, Inc.) Dean Hirata (Hoku Scientific Audit Committee Chairman) Paul M. Boyd (Stoel Rives LLP)